

January 15, 2015

<u>Via E-mail</u>
Najeeb U. Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
24025 Park Sorrento
Suite 410,
Calabasas, CA 91302

  **Re: NetSol Technologies, Inc.**
    **Form 10-K for the Fiscal Year Ended June 30, 2014**
    **Filed September 16, 2014**
    **File No. 000-22773**

Dear Mr. Ghauri:

  We have reviewed your letter dated November 12, 2014 in connection with the above-referenced filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2014.

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 7.  Property, Plant and Equipment, page F-20

1. We note your response prior comment 2 with respect to your computer equipment. Please tell us the estimated useful life over which you depreciate each other class of property and equipment.  Quantify the amount of depreciation expense and accumulated depreciation on each other class of property and equipment during fiscal 2014 and 2013.

Note 8.  Intangible Assets, page F-21

2. We note your response to prior comment 3.  Please describe in greater detail when you

completed all planning, designing, coding and testing activities that were necessary to establish that the NFS Ascent product could be produced to meet its design specifications including functions, features, and technological performance requirements. Explain in greater detail how you satisfied each of the criteria in ASC 985-20-25-2(a). Clarify when technological feasibility was established for each different module including the Credit Application process, Credit Management System, Wholesale Finance System, Dealer Access System and Fleet Management System. Provide us with your August 2007 internal report that indicates technological feasibility was established for the NFS Ascent product. Describe the nature of the capitalized costs each year related to employees engaged in development, costs of consultants and other directly related costs incurred in developing the computer software. Explain why your NFS Ascent product was not available for general release to customers until approximately seven years after technological feasibility was established. In addition, provide a more detailed explanation why you believe ten years represents the estimated useful life over which to amortize the NSF Ascent costs.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief